OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Smash Global, LLC

4 Faneuil Hall Market Pl
Suite 4005
Boston, MA 02109

https://www.smashglobal.com/


SMASH GLOBAL
SPORTS & ENTERTAINMENT
UNITING
WITH FIGHTING

400 units of Class A Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum (28,000) Class A Common Units ($700,000)

Minimum (400) Class A Common Units ($10,000)

Company	Smash Global, LLC
Corporate Address	4 Faneuil Hall Market Pl, Ste 4005, Boston, MA
Description of Business	Sports & Entertainment - Professional MMA
Type of Security Offered	Equity in the form of Class A Membership Units (ownership) in the business
Purchase Price of Security Offered	$25 Per Unit (28,000 Units offered for a total of $700,000)
Minimum Investment Amount (per investor)	$300 (3 units)

Perks:

Become an Investor - $300-$1,400 - 12-56 units:

Additionally, you also receive the following perks:

- For each unit obtained via investment, be entered into a raffle to win a pair of **VIP tickets** to **SMASH Global VI**!**
- Own a piece of the most elegant MMA event in history.
- ***You will only be entered in the raffle if your total investment is less than $1500.*

Receive a Smash Ticket - $1,500 - 60 units:

Additionally, you also receive the following perks:

- (2) Two tickets to SMASH Global VI.
- Meet celebrities while eating a lavish dinner, and enjoying MMA cage-side fights.

Receive a pair of Tickets - $2,000 - 80 units:

Additionally, you also receive the following perks:

- (2) Two tickets to SMASH Global VI.
- Meet celebrities while eating a lavish dinner, and enjoying MMA cage-side fights.

Get a VIP Experience - $3,000 = 120 units:

Additionally, you also receive the following perks:

- (2) Two **VIP** tickets to SMASH VI.
- Put on your finest black-tie attire and have the opportunity to walk the red carpet in celebrity fashion.

Become a Celebrity - $5,000 (10) = 200 units:

Additionally, you also receive the following perks:

- Two **VIP** tickets to SMASH VI.
- You will be interviewed on the red carpet by the paparazzi and seated cage-side at a featured SMASH Celebrity Table.

Get a Pair of Golden Tickets - $10,000 (5) = 400 units:

Additionally, you also receive the following perks:

- Two **VIP** tickets to SMASH VI where you will have dinner with the SMASH guest of honor.
- All eyes will be on this table the entire night, where you will have a lavish cage-side dinner at the featured SMASH Global honoree table.

Become a Presenter - $25,000 (1) = 1,000 units:

Additionally, you also receive the following perks:

- Two **VIP** tickets to SMASH VI.
- It's award time! You'll take center stage with SMASH Global's Founder/CEO to present the celebrity guest of honor with his/her lifetime achievement award.

Steal the Show - $50,000 (1) = 2,000 units

Additionally, you also receive the following perks:

- You will have exclusive naming rights. What does this mean? The entire event "SMASH VI" will be presented by your company.
- You will get the SMASH treatment, which includes a private VIP luxury box on the stage outfitted for 20 guests with DJ, VIP server, and bottle service.

***Class B Membership Unit anti-dilution disclosure**

Class A Members are subject to Class B Members full ratchet anti-dilution protection. This means that as membership units are distributed in the future, Class B holders will be issued the amount of additional Class B Membership Units required to maintain their 4% ownership stake in the company.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

SMASH Global a fully sanctioned MMA promotion in California that is licensed to hold events under the rules and regulations set forth by the California State Athletic Commission. We feature professional MMA fighters that have meet all of the requirements that ensure they are qualified to meet the standards of a professional MMA fighter. We have successfully produced 5 events in 18 months. SMASH Global anticipates it will be fully licensed in multiple states during our 2017-2019 expansion process. These cities include, but not limited to New York, Miami, Las Vegas, San Fransisco, Dallas, Chicago. The majority of the Company's revenue streams will come from ticket sales, sponsorships, media distribution and other sports marketing efforts. The business also capitalizes on marketing these professional athletes and celebrities.

SMASH Global does not have any direct competition in this specific niche of mixed martial arts. Our platform does not cater to the stadium style venue like that of other major MMA promotions (UFC, Bellator, ONE FC).

Liabilities and Litigation

The company has no current liabilities or litigation or debt at this time.

The team

Officers and directors

Steve Orosco	Founder and CEO

Steve Orosco
Steve Orosco, MBA, MS, is the Founder and CEO of Smash Global, LLC (2014 - present) and a professional MMA fighter. With both an MBA and an MS from Albertus Magnus College and extensive professional fighting experience, Orosco is uniquely equipped to lead and manage a mixed martial arts (MMA) events organization.

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established products who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. It should further be assumed that that competition will intensify under the assumption of MMA being the fastest growing sport in the world.
- **Any valuation at this stage is speculation.** Any valuation at this stage is speculation. No one is saying the company is worth a specific amount. They cannot. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. As explained earlier, we have determined the valuation based on many factors, including past rounds. Ultimately, it is up to the investor to decide if the valuation is accurate.
- **Early stage start up.** We are very much a start up. If you are investing in this company, it's because you think the vision of SMASH Global is a good idea, that the Company will be able to successfully market, produce and sell the event, that we can price it right and sell it to enough people so that the company will succeed. Further, there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise more capital in the future.** We believe that we will be able to finance the full expansion of our production through this funding round. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Lawsuits** No company is immune from lawsuits. Although SMASH Global does have General Liability and Product Liability insurances, it is conceivable that an event could occur in the future where SMASH Global must face high legal costs.
- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and we have priced the services at a level that allows the company to make a profit and still attract business.
- **Additional financing May Be Necessary for our future growth strategy** We may require additional equity based financing to pursue our growth and business strategies in the event we expand to more locations and/or scale up the business model.
- **No Market** There is currently no market through which any of the Company's Securities may be sold and there is no assurance that any Securities of the Company will be listed for trading on a stock exchange, or if listed will provide a liquid market for such Securities. Until Securities are list on a a stock exchange,

holders of the Securities may not be able to sell them. Even if a listing is obtained, there can be no assurance that an active public market for the Company's listed Securities will develop or be sustained after completion of the offering.

- **Class B Units are non-dilutive** Due to the nature of the Class B Unit Holder, which is limited to the 4% Holder owned by an early investor of $100,000, this Holder will be granted additional units as to remain a 4% holder and all other classes will dilute within themselves. The company does not anticipate issuing any more Class B, however investors should note that the 4% Class B Member will receive additional units so that his Membership Interest does not fall below 4%, which does have a slightly greater impact on dilution for all other Unit Holders.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Steve Orosco, 96.0% ownership, Class A Membership Units

Classes of securities

- Class A Membership Units: 192,000

Voting Rights

Class A Unit Holders have standard voting rights, on a one-unit-one-vote basis.

Distributions

Any distributions of Profit shall be on a Pro-Rata basis, along with Class B Unit holders, according to the number of units owned divided by the total number of Units of all classes.

Rights & Preferences

There are no liquidation preferences for this class.

- Class B Membership Units (Non-Dilutive): 8,000

Voting Rights

Class B Unit Holders have standard voting rights, on a one-unit-one-vote basis.

Dilution (Protection)

Class B Membership Units have full ratchet anti-dilution protection, with the current owner having 4% stake in the company.

Distributions

Any distributions of Profit shall be on a Pro-Rata basis, along with Class A Unit holders, according to the number of units owned divided by the total number of Units of all classes.

Rights & Preferences

There are no liquidation preferences for this class.

What it means to be a Minority Holder

The Class A Units offered here are voting common units.

As a minority holder of Class A common units, you will have limited ability, if all,to influence policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in theCompany, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage,voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

SMASH Global entered the MMA industry in August of 2015. The first year of revenue was a condensed 5 month period where 2 events were held in San Diego. Between SMASH 1 and 2 we had an increase of revenue of 100% and with each show we have steadily increased our sales and attendance by 5-10%. This has been done with ZERO marketing efforts and all word-of-mouth. In 2016 we expanded to Los Angeles where. The results of expansion lead to a having a 60% sell-out in our first year. Again, only word-of-mouth marketing.

SMASH Global has acquired no debt and is heavily invested in the future of the company. Taking into account the front-loaded licensing and future promotional expenditures, SMASH Global is cash flow negative. Once the licensing deals start to materialize and SMASH Global begins expanding in other cities, We anticipate positive cash flow moving forward. Projected revenue is derived from 6 events being held in the first year and 7 events being held the second year. Projected tickets sales begin at $500 per event and increase over time to $1,000.

Financial Milestones

SMASH Global is investing for continued growth of the brand in Mixed Martial Arts.

We are primarily investing in the development of new city expansion across a number of markets with licensing deals as the end goal.

Projected revenue is derived from 6 events being held in the first year and 7 events being held the second year. Projected tickets sales begin at $500 per event and increase over time to $1,000.

SMASH Global anticipates generating over $2.4 million in revenue for year two and increasing by at least 10% per year. This revenue does not include future licensing deals that will increase our revenue exponentially.

Licensing and partnership deals are the future of the company. SMASH Global anticipates signing 3-5 new licensing agreements per year once during the expansion process.

A major milestone will happen with the completion of a successful campaign. This will give SMASH Global the operating capital to expand its marketing efforts, reach it's target demographic and establish licensing deals as well as sponsorship partners.

Liquidity and Capital Resources

Once the capital raise is complete the company's projections show the company will fund future growth through its earnings. Should the company need additional liquidity for expansion beyond its currently projected levels it will look to all available sources including bank debt.

SMASH Global understands that it takes money to build a strong foundation with great talent to maximize the company's potential. It will always make calculated decisions with the best interest of the company in mind.

We will immediately use the investment funds from this campaign. The money will immediately be used for new city expansion, event promotion, and a big increase in marketing efforts (social media ad spend).

Indebtedness

The Company has not had any material terms of indebtedness other than a company vehicle, which is currently under lease. Creditor - Putnam Leasing Finance Amount - $62,000 Term - 60 months @ $1,168.48 Lease End Date - 11/2/2021 Purchase Option - $10,000

Recent offerings of securities

- 2016-08-25, Regulation D, 8000 Class A Membership Units. Use of proceeds: As of August 11, 2017 the initial investor in these 8,000 (eight thousand) Class A Membership Units constituting 4% (four percent) of the available equity in the

has exchanged them for Class B Membership Units, which include a full ratchet anti-dilution protection for the entire 4% equity stake.
____ Use of Proceeds - Working capital for initial events.

Valuation

$5,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$700,000
Less: Offering Expenses		
Start Engine 6%	$600	$42,000
Professional Fees	$1,500	$25,520
Net Proceeds	$7,900	$632,480
Use of Net Proceeds:		
Expansion to New Cities	$3,400	$120,000
Event Promotion	$0	$62,480
Marketing/Social Media	$2,000	$250,000
Working Capital	$1,000	$60,000
Salaries/General Admin	$0	$85,000
Professional Fees	$1,500	$55,000

Total Use of Net Proceeds	$10,000	$700,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $700,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $700,000, we believe the amount will last us 24 months and plan to use the net proceeds of approximately $700,000 over the course of that time as follows:

We have agreed to pay Start Engine LLC a, which owns the funding portal www.startengine.com a fee of 6% of capital raised. The net proceeds of the offering whether minimum target amount or the maximum amounts reached will be used to cover the part of the we will need to fully expand to other major cities on the 2017-2019 expansion list. Specifically we intend to invest in digital marketing and social media, event promotion, licensing fee's in each state we expand upon, salaries for key players to add to our team, professional fee's for legal/financial, recruitment of top MMA athletes, and improvements to the website.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the section labeled Investor Relations. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Smash Global, LLC

[See attached]

SMASH GLOBAL LLC

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

August 18, 2017

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Smash Global LLC
San Diego, CA

We have reviewed the accompanying balance sheet of Smash Global LLC as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 18, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SMASH GLOBAL LLC
BALANCE SHEET
DECEMBER 31, 2016 & 2015

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 94,283	$ 21,635
TOTAL CURRENT ASSETS	94,283	21,635
TOTAL ASSETS	94,283	21,635

LIABILITIES AND MEMBER'S EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	1,053	-
TOTAL CURRENT LIABILITIES	1,053	-
TOTAL LIABILITIES	1,053	-
MEMBER'S EQUITY		
Contributed Capital	391,685	220,036
Retained Earnings (Deficit)	(298,454)	(198,401)
TOTAL MEMBER'S EQUITY	93,231	21,635
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 94,283	$ 21,635

SMASH GLOBAL LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Operating Income		
Event Revenue	$ 83,167	$ 20,865
Cost of Events	170,603	199,315
Gross Profit	(87,436)	(178,450)
Operating Expense		
General and Administrative	11,817	19,951
	11,817	19,951
Net Income (Loss) from Operations	(99,253)	(198,401)
Other Income (Expense)		
State and Local Taxes	(800)	-
Net Income (Loss)	$ (100,053)	$ (198,401)

SMASH GLOBAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Net Income (Loss) For The Period	$ (100,053)	$ (198,401)
Cash Flows From Operating Activities		
Change in Accounts Payable	1,053	-
Net Cash Flows From Operating Activities	1,053	-
Cash Flows From Financing Activities		
Change in Contributed Capital	171,649	220,036
Net Cash Flows From Financing Activities	171,649	220,036
Cash at Beginning of Period	21,635	-
Net Increase (Decrease) In Cash	72,649	21,635
Cash at End of Period	$ 94,283	$ 21,635

NOTE A- DESCRIPTION OF ORGANIZATION

Smash Global LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company organizes and promotes mixed martial arts events.

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017. The Company's ability to continue as a going concern, or achieve management's other objectives, may be dependent on efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the use of management's estimates. These estimates and assumptions may affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Cost of Events

Cost of Events consists of all direct and incidental costs associated with organizing and promoting mixed martial arts events, including the salaries of fighters and officials, venue fees, advertising, prizes, trophies, and liability insurance. The Company recognizes advertising costs as incurred.

Auto Lease

The Company leases a vehicle for use by management as a promotional device. The lease commenced in November of 2016, and has a five-year term. The Company has the option to purchase the vehicle at the conclusion of the lease. Future minimum payments due under the lease are as follows.

2017: $14,022	2020: $14,022
2018: $14,022	2021: $14,022
2019: $14,022	2022: $11,685

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of California. For the years ended December 31, 2016, and 2015, the Company submitted tax filings to the Internal Revenue Service as a sole proprietorship, and was not a direct taxpaying entity. The Company's federal tax filings for 2015, and 2016 will be subject to review by the Internal Revenue Service until 2019, and 2020, respectively.

The Company claimed an exemption from California Franchise Tax for 2015, its first year of operation. The Company's 2015, and 2016 California franchise tax filings remain subject to review by that State until 2020, 2021, respectively.

NOTE C- SUBSEQUENT EVENTS

The Company evaluated events subsequent to the close of fiscal year 2016, but prior to August 18, 2017, the date on which the financial statements were available to be issued.

In August of 2017, the Company adopted an amended membership agreement which established two classes of membership interests in the Company, known as Class A Units, and Class B Units. Both Classes permit the members to vote on certain aspects of Company business, as specified in the membership agreement. Subsequent to the adoption of the amended membership agreement the Company is treated as a partnership for federal income tax purposes.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

SMASH Global is pending **StartEngine Approval.**


SMASH GLOBAL
SMASH GLOBAL

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Raised of $10K - $700K goal

SMASH Global

Pro MMA with Fan-Based Ownership

Small OPO · Boston, MA · Sports · Accepting International Investment

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We Created the Most Exciting Black-Tie MMA Experience in the World

Invest in **SMASH Global**


SMASH
"THE BEAST" AGUILERA
NO LIMIT" PIEDMONT

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IMAGINE owning a piece of MMA — the fastest growing sport in the world.

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SMASH Global's Mission

SMASH Global gives an unprecedented **experience** that seamlessly melds red carpet atmosphere with professional fighting entertainment.

Our mission is to provide an atmosphere in which you can experience professional MMA like never before. SMASH global offers a unique opportunity that was once exclusive to professional boxing.

Each black-tie event creates a unique dynamic uniting mixed martial arts with an evening of elegance and opportunity.





The Opportunity

This is your opportunity to invest in a dynamic company dedicated to **uplifting professionally sanctioned MMA to the glorious heights of boxing.** Offering much more than merely professional fighting entertainment, SMASH Global combines elegance and finesse with a unique blend of martial arts, whilst catering to the growing need for networking opportunities.

Most all other professional sports and entertainment ventures are owned by a wealthy few. This is your chance to own a piece of the fastest growing sport in the world. The unprecedented growth of MMA organizations like UFC, Bellator, and ONE indicate that MMA is growing—and that there's potential for a unique showcase like **SMASH Global.**

Investment

$25/unit, representing a $5Mil pre-capitalized valuation | Minimum Investment = $300 (12 Units).

-

Investment Perks

BECOME AN INVESTOR

$300-$1400 = 12-56 units



Additionally, you also receive the following perks:

- For each unit obtained via investment, be entered into a raffle to win a pair of **VIP tickets** to **SMASH Global VI**!**
- Own a piece of the most elegant MMA event in history.

RECEIVE A SMASH TICKET

$1,500 = 60 units



Additionally, you also receive the following perks:

- (2) Two tickets to SMASH Global VI.
- Meet celebrities while eating a lavish dinner, and enjoying MMA cage-side fights.

RECEIVE A PAIR OF TICKETS

$2,000 = 80 units



Additionally, you also receive the following perks:

- (2) Two tickets to SMASH Global VI.
- Meet celebrities while eating a lavish dinner, and enjoying MMA cage-side fights.

GET A VIP EXPERIENCE

$3,000 = 120 units


VIP

Additionally, you also receive the following perks:

- (2) Two **VIP** tickets to SMASH VI.
- Put on your finest black-tie attire and have the opportunity to walk the red carpet in celebrity fashion.

BECOME A CELEBRITY

$5,000 (10) = 200 units



Additionally, you also receive the following perks:

- Two **VIP** tickets to SMASH VI.
- You will be interviewed on the red carpet by the paparazzi and seated cage-side at a featured SMASH Celebrity Table.

GET A PAIR OF GOLDEN TICKETS

$10,000 (5) = 400 units



Additionally, you also receive the following perks:

- Two **VIP** tickets to SMASH VI where you will have dinner with the SMASH guest of honor.
- All eyes will be on this table the entire night, where you will have a lavish cage-side dinner at the featured SMASH Global honoree table.

BECOME A PRESENTER

$25,000 (1) = 1,000 units



Additionally, you also receive the following perks:

- Two **VIP** tickets to SMASH VI.
- It's award time! You'll take center stage with SMASH Global's Founder/CEO to present the celebrity guest of honor with his/her lifetime achievement award.

STEAL THE SHOW

$50,000 (1) = 2,000 units



Additionally, you also receive the following perks:

- You will have exclusive naming rights. What does this mean? The entire event "SMASH VI" will be presented by your company.
- You will get the SMASH treatment, which includes a private VIP luxury box on the stage outfitted for 20 guests with DJ, VIP server, and bottle service.

**If you are unable to attend SMASH VI, you may make a use of your exclusive VIP ticket at a later SMASH event.*

SMASH Global Was Founded on 4 Core Tenets

We believe...

1. MMA is the most exciting form of entertainment and the FUTURE of all combat sports.

2. Networking is the most important driver for creating new business opportunities.

3. Honoring those who have made a significant impact in the world of combat sports is of the utmost importance.

4. Supporting a cause and giving back to the less fortunate.


SMASH GLOBAL
COURTNEY
COURTNEYHENDERSON.COM

Precedents in the MMA Industry

- Purchased in 2001
- By 2004 ran upwards of $40M in debt
- Skip to 2017 and the UFC has just sold for **$4.2B**

*Stats above from mmapayout.com

- Founded in 2008
- Viacom, a company worth over $30B purchases majority stake in October 2013

- Launched in 2011
- Recently raised **$100M** via Series C Funding
- **Projected to surpass the $1B valuation** in the next 12 months

SMASH Expansion Plans 2017-2019


SAN FRANCISCO
LAS VEGAS
LOS ANGELES
SAN DIEGO
CHICAGO
DALLAS
BOSTON
NEW YORK CITY
MIAMI

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SMASH Global is a **sanctioned** MMA organization that has featured fighters who have fought for every major MMA promotion. All 6 events have been fully sanctioned by the California State Athletic Commission and with your support we plan to expand our schedule.

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SMASH GLOBAL
TEAMFOX
KARMA

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Uniting Elegance With Fighting Excellence


Courtney Henderson
courtneyhenderson.com

SMASH Los Angeles



The Los Angeles Taglyan Complex is abundant in both majesty and technological amenities. Illuminated by a state-of-the-art LED lighting system which emanates custom colors from the venue's handcrafted, 5,000 square foot stained glass ceiling and 7,000 square foot event space.

SMASH San Diego



The San Diego Hall of Champions is the nation's largest multi-sport museum, boasting three levels of memorabilia and 68,000 square feet of history. With front-row VIP floor seats and a full 360-degree wraparound mezzanine overlooking the cage, The Hall of Champions makes for an exceptional location to experience live MMA fights.

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Where to Next?

In 2018, we plan to increase the frequency of our events two-fold. We've held 6 events on the West Coast and with your support plan to expand our schedule nationwide. With your help, we'll hold a new event every other month in a city near you. The next city to host a SMASH Global event will be **New York City. Where else is there more glitz and more grit all in one place?**



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Expansion

We intend to use the capital to expand to other major cities including but not limited to:


BOSTON
SAN FRANCISCO
NEW YORK CITY
LAS VEGAS
CHICAGO
LOS ANGELES
SAN DIEGO
DALLAS
MIAMI

Frequency

On top of expanding our web of locations, SMASH global will be increasing the frequency of its black- tie events to a **bi-monthly schedule.** We currently have had five events with our sixth event coming this September in the past two years. One of our next big pushes is the ability to have tickets purchased on a systemized schedule so our guests can plan ahead instead of our current "pop-up events".

It is important to note that all of SMASH Global's growth has been solely through word-of-mouth. This is an enormous testament to the quality and enjoyment our event brings and the velocity to which it has increased. By implementing a strategic marketing budget using capital raised, **we would see exponential growth in SMASH Global.**

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We Honor Those Who Have Devoted Their Lives to Combat Sports


Mixed Martial Arts Star Responds to Meryl Streep Golden Globes Insult With Smackdown Event
SMASH GLOBAL
Meryl Streel and Steve Orosco

"Martial arts and action don't get the recognition they deserve in Hollywood. The academy, the foreign press—they don't give awards to Steven Seagal, Jean-Claude Van Damme, even Arnold [Schwarzenegger]. Why hasn't someone like Sylvester Stallone gotten a lifetime achievement award? He's made more of an impact than anyone in Hollywood."

- Steve Orosco in The Hollywood Reporter

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"True Martial Arts has been lost in Hollywood and it's a great thing to be recognized tonight."
Steven Seagal
SMASH Global V Honoree
Martial Arts and Action Icon



"I'm lucky to be a pioneer in this sport and be honored at events like this."
Tito Ortiz
SMASH Global IV Honoree
MMA Legend



"Seeing boxing fans and MMA fans as one; I just love that."
Freddie Roach
SMASH Global III Honoree
Legendary Boxing Trainer

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Our Stunning List of Attendees



"We got the W. A great night in the books."
Josh Barnett
Former UFC Heavyweight Champion



"MMA is the new kid on the block and seems to be taking off."
Frank Stallone
Grammy Nominated Artist



"It's an honor to attend an event that honors such a remarkable person."
"Sugar" Shane Mosley
World Champion Boxer



"The boxing fans are going to like it, the MMA fans are going to like it. We are all going to win tonight."
Dominick Cruz
MMA World Champion



"What an amazing night."
Thomas Hearns
Boxing Hall of Fame '12



"I'm a huge MMA fan and love the cause of anti-bullying."
Shawne Merriman
Former NFL All-Pro



"The MMA and boxing communities are similar and I think it's great someone puts together things like this."
Frank Grillo
Actor: "The Purge" "Captain America: Civil War"



"I'm happy to be here. I'm happy I was invited. This is an important event."
Omar Miller
Actor: Hit HBO Series "Ballers"



"Great event, thanks for including us. First class in every way."
Robert Shapiro
Celebrity Lawyer



"This is what MMA deserves."
Big John McCarthy
Legendary MMA Referee



"#smashglobal - Thank you"
Casper Van Dien
Actor: "Starship Troopers"



"See you at the next one!"
Don "The Dragon" Wilson
Actor and Former Kickboxing World Champion



"Excited to be here."
Amaury Nolasco
Actor: "Prison Break" "Transformers" & "Fast N' Furious" Franchise



"It's a new era and an event for anti-bullying is an important thing."
Dennis Rodman
NBA Hall of Fame '11



"Martial Arts is from the heart and that's why I'm here."
Michael Jai White
Actor: "Spawn" and "Tyson"



Edi Gathegi
Actor: "X-Men: First Class", "The Twilight Saga: New Moon", Hit TV Series "Startup", & "The Black-List"










We Focus on Ticket Sales

Our core revenue source is **ticket sales.** It's our priority to create extravagant experiences for our guests at unprecedented values.

$500: Reserved SMASH Seating and exclusive to 300 total guests. Ticket includes a red carpet entrance, 4-course plated dinner crafted by Chef XXX, hosted bar service, celebrity meet and greets, cage-access for post-fight photos, and professionally sanctioned fights. This is a one-of-a-kind EXPERIENCE that is a fraction of the cost of any floor seat inside any major sporting venue.

$10,000: VIP Cage Side Table outfitted for 10 guests that includes all of what was mentioned above. Also available for corporate sponsors.

Leagues set their foundations and acquire their fan base primarily through ticket sales. While sponsorships will be a part of the growth in the near future, **ticket sales will be the main focus and central area of our push for the company.** Additionally**,** future broadcasting, live streaming, licensing partnerships, and merchandise sales will be key sources of revenue.

A few of the platforms we seek to have our events featured and watched on are:

- Netflix
- Hulu
- Amazon
- and many more.




COURTNEY
COURTNEYHENDERSON.COM

A Charitable Cause for Each Event

SMASH Global takes pride in our successes both in the name of promoting the beauty and fierceness of MMA as well as making a difference in the lives of people who require our support the most. With professional mixed martial arts as our stage and a black tie gala as the backdrop, SMASH Global delivers a unique experience that is **one part sporting event, one part networking, one part award show, and all parts class and sophistication.** We take care to ensure that every one of our events spotlights a charity like that of other major sports leagues.

Precedents for Professional Sports Giving Back

The NFL, its clubs, players, the NFL Players Association, and the American Cancer Society are committed to saving lives from breast cancer and addressing the unequal burden of cancer in undeserved communities.

Major League Baseball Charities is a not-for-profit corporation that provides support to local, national and international tax- exempt organizations to directly conduct or sponsor activities for charitable purposes.

NBA Cares is the league's global social responsibility program that builds on the NBA's mission of addressing important social issues.

Hockey Fights Cancer was founded in 1998 by the NHL and the NHL Players' Association to raise money & awareness for hockey's most important fight.

“SMASH Global’s goal from the beginning has been to elevate the sport of MMA, to bring a new level of class and sophistication to the sport. From day one, I knew SMASH Global needed to be about something more than just fighting. Every SMASH Global event features an element of charity like that of other professional sports league (NFL, NBA, MLB, NHL) and it's something we take great pride in. Why? Because everyone is fighting for something."

-SMASH Global Founder and CEO Steve Orosco

SMASH Cancer



After serendipitously landing on a GoFundMe page and reading the heart-wrenching story of four-year-old Noah Leatherby's battle with a rare and aggressive form of cancer, Steve Orosco made it his mission to use all his efforts and influence to help Noah's battle against cancer. Steve reached out to Noah's family stating that he wanted to aid in Noah's treatment and recovery. This was done by contributing funds directly to the Leatherby family through ticket sales and a silent auction featuring a custom one-of-a-kind cancer-awareness-edition Harley Davidson.

Fast forward about a year and through sheer will power and perseverance, Noah is now cancer free. SMASH Global couldn't be more proud of Noah and thankful to everyone who attended the event and raised funds for the triumphant warrior.


Discrimination
Free Zone
SMASH
GLOBAL

SMASH Bullying

Discrimination Free Zone Foundation (DFZ) is an **ANTI-BULLYING** non-profit whose mission is to end discrimination based on race, color, gender, nationality, religion, sexual orientation, age or disability. They promote awareness by providing educational programs, special events and outreach within the community. Over 160,000 children stay home from school each day due to bullying. DFZ introduces school children to the concepts of diversity, equality, and acceptance for everyone through its educational programming.

The proceeds raised during the SMASH Global event will go to launching our DFZ Ambassador Program in elementary, middle and high schools. These programs will be club based and led by upper classmen and their peers to help stop bullying and discrimination in schools.

SMASH for Veterans in Need


SMASH
GLOBAL
PURE

SMASH Global partnered with 4 Vets by Vets and Steven Seagal for its 5th black-tie MMA gala as we worked towards creating a climate of change for veterans in need.

For Veterans by Veterans is dedicated to ending veteran poverty around the world by providing a transitional program that houses, feeds, provides for and offers a paid internship.

We aim to provide a path to self-reliance, self-sufficiency and renewed self-respect for the warriors that put their lives on the line for their country. It is our goal to selflessly contribute our efforts to help end veteran hunger, to help end veteran homelessness and to help end the struggles that affect their lives significantly.


COURTNEY

SMASH Parkinson's

Among the attendees at SMASH Global's third event was Freddie Roach, who has trained boxing great Manny Pacquiao and MMA superstar Georges St-Pierre – among others – throughout his illustrious career.

Roach also suffers from Parkinson’s Disease, with which he was officially diagnosed after retiring from his career as a professional boxer in 1986. SMASH Global III offered the opportunity for the famous boxer/trainer to support the combat sports worlds of boxing and MMA while also giving back to a cause that is close to him personally through the Michael J. Fox Foundation for Parkinson’s Research. "It’s an honor to be able to support both Parkinson’s research and combat sports through SMASH Global III," said Roach.

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COURTNEY
COURTNEYHENDERSON.COM

August 15, 2015

SMASH Global's Beginning

SMASH Global debuted its very first event, SMASH Global I, in the Hard Rock Hotel, San Diego.

November 2015


THE MAIN EVENT II

SMASH Global II

SMASH Global's second event was held on November 13th, 2015, in San Diego's Hall of Champions.

March 2016



SMASH Global III

For its third event, SMASH Global expanded to Los Angeles on March 13th, 2016, in honor of Freddie Roach.

September 2016


SMASH GLOBAL IV
PRO MMA · BLACK TIE · CHARITY
...WITH FIGHTING EXCELLENCE

SMASH Global IV

SMASH Global's fourth event was held on September 15th, 2016, in honor of Tito Ortiz.

February 2017


SMASH Global
SMASH The Oscars 2017
Honoring
STEVEN SEAGAL
Taglyan Complex

SMASH Global V

SMASH Global's fifth event, honoring Steven Seagal, was held on February 23rd, 2017, and coincided with the Oscar Award Season. LA Times deemed it "the best event of the award season".

August, 2017

SMASH Global Launches on StartEngine!

SMASH Global launches its equity crowdfunding campaign to sponsor future events.

September 2017


SMASH GLOBAL VI
PRO MMA · BLACK TIE · CHARITY
SAVE THE DATE

SMASH Global VI

SMASH Global VI will take place in Los Angeles on September 28th, 2017. (ANTICIPATED)

2018



SMASH Global Expands to NYC!

SMASH Global holds its first event in New York City. (ANTICIPATED)

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In the Press

VICE · Los Angeles Times · The Hollywood Reporter

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Meet the Founder



Steve Orosco

Founder and CEO

Steve Orosco, MBA, MS, is the Founder and CEO of Smash Global, LLC (2014 - present) and a professional MMA fighter. With both an MBA and an MS from Albertus Magnus College and extensive professional fighting experience, Orosco is uniquely equipped to lead and manage a mixed martial arts (MMA) events organization.

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Offering Summary

Maximum (28,000) Class A Common Units ($700,000)

Minimum (400) Class A Common Units ($10,000)

Company	Smash Global, LLC
Corporate Address	4 Faneuil Hall Market Pl, Ste 4005, Boston, MA
Description of Business	Sports & Entertainment - Professional MMA
Type of Security Offered	Equity in the form of Class A Membership Units (ownership) in the business
Purchase Price of Security Offered	$25 Per Unit (28,000 Units offered for a total of $700,000)
Minimum Investment Amount (per investor)	$300 (3 units)

Perks:

Become an Investor - $300-$1,400 - 12-56 units:

Additionally, you also receive the following perks:

- For each unit obtained via investment, be entered into a raffle to win a pair of **VIP tickets** to **SMASH Global VI**!**
- Own a piece of the most elegant MMA event in history.
- ***You will only be entered in the raffle if your total investment is less than $1500.*

Receive a Smash Ticket - $1,500 - 60 units:

Additionally, you also receive the following perks:

- (2) Two tickets to SMASH Global VI.
- Meet celebrities while eating a lavish dinner, and enjoying MMA cage-side fights.

Receive a pair of Tickets - $2,000 - 80 units:

Additionally, you also receive the following perks:

- (2) Two tickets to SMASH Global VI.
- Meet celebrities while eating a lavish dinner, and enjoying MMA cage-side fights.

Get a VIP Experience - $3,000 = 120 units:

Additionally, you also receive the following perks:

- (2) Two **VIP** tickets to SMASH VI.
- Put on your finest black-tie attire and have the opportunity to walk the red carpet in celebrity fashion.

Become a Celebrity - $5,000 (10) = 200 units:

Additionally, you also receive the following perks:

- Two **VIP** tickets to SMASH VI.
- You will be interviewed on the red carpet by the paparazzi and seated cage-side at a featured SMASH Celebrity Table.

Get a Pair of Golden Tickets - $10,000 (5) = 400 units:

Additionally, you also receive the following perks:

- Two **VIP** tickets to SMASH VI where you will have dinner with the SMASH guest of honor.
- All eyes will be on this table the entire night, where you will have a lavish cage-side dinner at the featured SMASH Global honoree table.

Become a Presenter - $25,000 (1) = 1,000 units:

Additionally, you also receive the following perks:

- Two **VIP** tickets to SMASH VI.
- It's award time! You'll take center stage with SMASH Global's Founder/CEO to present the celebrity guest of honor with his/her lifetime achievement award.

Steal the Show - $50,000 (1) = 2,000 units

Additionally, you also receive the following perks:

- You will have exclusive naming rights. What does this mean? The entire event "SMASH VI" will be presented by your company.
- You will get the SMASH treatment, which includes a private VIP luxury box on the stage outfitted for 20 guests with DJ, VIP server, and bottle service.

***Class B Membership Unit anti-dilution disclosure**

Class A Members are subject to Class B Members full ratchet anti-dilution protection. This means that as membership units are distributed in the future, Class B holders will be issued the amount of additional Class B Membership Units required to maintain their 4% ownership stake in the company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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©2017 All Rights Reserved

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Important Message

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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

Video: Campaign Video (SMASH V Honoring Steven Segal)

Transcript:

[Music][Music] Steve Orosco is founder of SMASH Global and we are at the fifth one and Steve why don't you tell everybody what made you start this wonderful event? I had a vision of taking MMA to the next level and creating a much more elegant platform for the sport which hasn't happened yet. We have different charities that are more involved. There's a lot more celebrities, more VIP's, we've turned up the entertainment and we filled the room. What Steve is done is amazing. It reminds me of this movie I used to watch as a kid with John Claude Van Damme called Lionheart, and it had these fights and everybody's all dressed up around it, and as a kid I'm like it's like such a cool concept. We're honoring Steven Segal which is amazing like so of course he's awesome but what made you choose him for this number five? The martial artists and action stars they don't get the recognition they deserve but they generate the most box office numbers and they're the most iconic individuals in Hollywood. I think it's awesome that you know MMA joined forces with such a great cause. I'm very very excited to be here for a wonderful cause. I'm so happy to be here like I'm very excited to be part of all this. [Music] And what are your thoughts on bringing a elegant to the sort of MMA I really like it it's got a cool I feel like I'm in a movie I only see this kind of thing in a movie like when people are dressed up and there's like fighting your carnage going on you know?

Video: SMASH IV

Transcript: I'm Michael Sartain right here on the red carpet in Hollywood California for smash global for supporting the discrimination free zone to help end bullying. We have tons of celebrities, tons of beautiful women. I heard there's going to be some pretty good fights back to see a lot of fit athletes they just said em a bunch of hot guys tonight. We're like hey isn't it great that MMA now has black-tie events. I love it and I'm like wow you know they gotta change single stay tuned because we have a lot more coming your way. Mr. t for tonight this whole thing if you love this sport right here it's going to take this I think everyone has experience with bullying at some point you know we're growing up it's the animal kingdom out there you know little kids are trying to find their place in the animal world and it's just natural back in the day when I was growing up in the ghetto man that was always about and people you know taking lunch money and stuff like that so punches are where now and people are really taking a stand for right now we're having a good time everybody's out here for a good cause and there's gonna be some good fights so we're excited to be here MMA and a very high-profile venue wonderful crowd everybody dressed up how can you read itI mean smash global came from the idea of putting MMA on a elegant platform. I feel like the sport deserves it a lot of times it was because maybe you were different than them for what every reason whether it was a different religion and different color or what ever it might have been the time to do it is times like this you know and there's some of these fires you get big movie roles you never know it needs to start at home or the parents talk to their children and try to build their confidence in an event like this was a lot of celebrities coming in just the basic biblical cause man where it's like doing to others as you expect to be done to yourselves I'm an athlete myself I love boxing i love the MMA I think we're gonna have some good fights on our hands and I'm pumped up to see who's got whatI actually am a reporter for the USC I know a lot of the fighters feel very passionately about it's a lot of them got into fighting to protect themselves because they were bullish so I know it's something that's close to a lot of their hearts and it's great to see smash global supporting the cause cyberbullying is terrible and if we could end that whatever it takes i do that we're here for those kids that can't stand up for themselves I hate the idea that you can pick on somebody and it's something that we see on every level society now and that really bothers me thanks to Steve Orosco he did put on an amazing event here tonight please donate to this program please donate and it is at this stop moment without discrimination make the country better.

Video: SMASH III

Transcript: you it's great to meet honor such a remarkable person like Freddie Roach I made it he's true so many great fighters and I thought to myself I mean this is great I have the best job in the world by part about 38 world champions down you know from my Taliesin been packed out I think right now it's time for free to keep recognize you know we really have w by some building I think it's great i mean i think people always comparing boxing and MMA they really are entirely different sports boxing some ancients were penor a long time but MMA is kind of the new kid on the block but seems to be taking off pretty well so the boxing fans are gonna like it and it may fans are gonna like it we're all gonna win tonight I'm really happy to be part of this cause Freddie Roach is amazingMichael J Fox is a legend we put them together game over I'm trying to get basically the exclusive the VIP crowd involved the sport of MMA is right now people like no one's going in and down like this around like this to any MMA fight but they will go to a boxing match like that go Oh my gosh.

Video: The Holly Wood Reporter

Transcript: Thank You Hollywood Foreign Press when Meryl Streep accepted her stats will bedemille award at the Golden Globes in January eighth she took a not so subtle jab at two sports so Hollywood is crawling with outsiders and foreigners and if we kick them all out you'll have nothing to watch but football and mixed martial arts which are not the art and now the MMA is fighting back you said what about my art just kidding but theHollywood Reporter has learned that smash global a producer of events that feature professional MMA fighters has added a Smackdown event to Oscar week the private black-tie charity fight gala will benefit anti bullying and smash global founder Steve Hulk smash Orosco will honor a yet-to-be-announced high-profile individual for their contribution to the sport before the night's main event five sanctioned MMA fights live in the cage Orosco tells TheHollywood Reporter that he chose the date to celebrate the artists who have influenced uncountable lives in almost every country in the world and to be close to Hollywood's biggest night he continued what child did not want to take up karate after watching enter the dragon or learn how to kickbox after watching bloodsport from chuck norris and john claude van damme to icons like Bruce Lee Steven Segal and so many more our night is to celebrate the outstanding films filmmakers and artists who have successfully fought their way to the prize ring of the Academy Awards and the MMA champion has these final words in response to street speech like Meryl Streep said we let you the audience feel what we do the passion the intensity the lost the fear and hopefully the triumph the entire emotional scale is that play Oh Hulk smashed guys the pre-oscar MMA fight gala will take place february 23rd are you a mixed martial arts fan what do you think of a Rosco's response two maro let us know in the comments and for the hollywood reporter news i'm paul gustavoa and let's get in the ring no all right

Video: Michael Jai White

Transcript : Bringing elegance to the sport of MMAI really like it, its kinda cool I feel like I'm in a movie only see this kind of a thing in a moveWhen people are dressed up and there is fighting and carnage going on.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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